Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: September 28, 2007

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the "SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, "plans", “estimates” and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is an advertisement that was placed in the Wall Street Journal on September 28, 2007:

This announcement is neither an offer to exchange nor a solicitation of an offer to exchange ABN AMRO ordinary shares or ABN AMRO ADSs (as defined below). The U.S. Offer (as defined below) is being made solely pursuant to the U.S. Offer to Exchange dated July 20, 2007, the related Letter of Transmittal and Form of Acceptance and any amendments or supplements thereto and is being made to all holders of ABN AMRO ordinary shares who are resident in the United States and to all holders of ABN AMRO ADSs, wherever located. The U.S. Offer is not being made to, nor will ABN AMRO ordinary shares or ABN AMRO ADSs be accepted from or on behalf of, holders of ABN AMRO ordinary shares or ABN AMRO ADSs in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with applicable law. In jurisdictions where the applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of RFS Holdings B.V. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice

by

RFS Holdings B.V.

Regarding its Offer to Exchange €35.60 in Cash and 0.296 Newly Issued Ordinary Shares, nominal value £0.25 per share,

of

The Royal Bank of Scotland Group plc

for

Each Issued and Outstanding Ordinary Share and Each Issued and Outstanding American Depositary Share

of

ABN AMRO Holding N.V.

THE U.S. OFFER WILL EXPIRE AT 9:00 A.M. NEW YORK CITY TIME (3:00 P.M. AMSTERDAM TIME) ON FRIDAY, OCTOBER 5, 2007, UNLESS THE U.S. OFFER IS EXTENDED.

                RFS Holdings B.V. (“RFS Holdings”), a company formed by an affiliate of Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and an affiliate of Banco Santander, S.A., has offered to acquire all of the issued and outstanding ordinary shares, nominal value €0.56 per share (the “ABN AMRO ordinary shares”), of ABN AMRO Holding N.V. (“ABN AMRO”) held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and all of the issued and outstanding American depositary shares of ABN AMRO, each of which represents one ABN AMRO ordinary share (the “ABN AMRO ADSs”), for (i) €35.60 in cash, and (ii) 0.296 newly issued ordinary shares, nominal value £0.25 per share, of RBS, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 20, 2007, as amended or supplemented (the “Prospectus”), and in the related Letter of Transmittal and Form of Acceptance (which, together with the Prospectus, collectively constitute the “U.S. Offer”).  The U.S. Offer is being made to all holders of ABN AMRO ordinary shares who are resident in the United States and to all holders of ABN AMRO ADSs, wherever located, and is separate from a Dutch Offer (the “Dutch Offer” and, together with the U.S. Offer, the “Offers”), which is being made to all holders of ABN AMRO ordinary shares who are located in the Netherlands and to all holders of ABN AMRO ordinary shares who are located outside of the Netherlands and the United States, in each case if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the relevant offer.  The Offers are being conducted simultaneously and have the same terms and are subject to the same conditions.

                The U.S. Offer is subject to the satisfaction or waiver by RFS Holdings of certain conditions, including there having been validly tendered and not properly withdrawn in the Offers, on a combined basis, together with all ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) otherwise held by RFS Holdings, at least 80% of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis (the “minimum acceptance condition”).

                RFS Holdings has received relief from the U.S. Securities and Exchange Commission to permit RFS Holdings, following the expiration of the U.S. Offer, to waive the minimum acceptance condition in accordance with Dutch law and takeover practice in the event that the minimum acceptance condition has not been satisfied—provided that the number of ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) validly tendered and not properly withdrawn in the Offers, on a combined basis, together with all ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) otherwise held by RFS Holdings, represents not less than a majority of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis—without extending the acceptance period of, or extending withdrawal rights under, the U.S. Offer.  Pursuant to Dutch law, RFS Holdings is required to determine whether or not to waive the minimum acceptance condition within five Euronext Amsterdam trading days after the expiration of the acceptance period for the Dutch Offer.

                RFS Holdings hereby announces that, without any further prior notice, it reserves the right (but is not obligated) to waive the minimum acceptance condition to the Offers after expiration of the U.S. Offer, in accordance with Dutch law and takeover practice, in the event that the number of ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) validly tendered and not properly withdrawn in the Offers, on a combined basis, together with all ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) held by RFS Holdings, represents not less than a majority of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis.  ABN AMRO shareholders who already have tendered their ABN AMRO ordinary shares or ABN AMRO ADSs in the U.S. Offer but whose willingness to tender into the U.S. Offer will be affected by such waiver of the minimum acceptance condition should withdraw their tenders immediately, or in any event should do so before the expiration of the U.S. Offer at 9:00 a.m. New York City time (3:00 p.m. Amsterdam time) on Friday, October 5, 2007, unless the U.S. Offer is extended.

                The effect of such a waiver will be that ABN AMRO shareholders will not know at the time they make their decision to tender their ABN AMRO ordinary shares or ABN AMRO ADSs the exact percentage of the ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) RFS Holdings will own after the consummation of the U.S. Offer, although they will know that such percentage will be at least a majority of the ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs).

                RFS Holdings is not by virtue of having made this announcement obliged to waive the minimum acceptance condition.

                Withdrawal rights will terminate following the expiration of the U.S. Offer, which may be extended by RFS Holdings.  If RFS Holdings waives the minimum acceptance condition as described above, RFS Holdings will provide a subsequent offering period of at least five U.S. business days following such waiver.  During such subsequent offering period, the U.S. Offer would be open for acceptances; however, withdrawal rights will not be available during such period.

                ABN AMRO ordinary shares and ABN AMRO ADSs tendered for exchange into the U.S. Offer may be withdrawn at any time prior to the expiration of the U.S. Offer (including any extensions thereof).  Holders may not rescind a withdrawal, but holders may re-tender withdrawn ABN AMRO ordinary shares or ABN AMRO ADSs at any time before the expiration of the U.S. Offer.

                On July 19, 2007, RFS Holdings received confirmation from the U.S. Federal Trade Commission that its request for termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’) had been granted in relation to its acquisition of ABN AMRO, thereby satisfying condition (g) of the U.S. Offer insofar as it relates to the application of the HSR Act to the acquisition of ABN AMRO.  RFS Holdings hereby announces that it will not have obtained, prior to the expiration of the U.S. Offer, approval under the HSR Act for the proposed reorganization of ABN AMRO following completion of the Offers and hereby waives its right under the U.S. Offer to invoke the relevant clause of condition (g) to the U.S. Offer as a result of not having obtained this approval.  Notwithstanding the foregoing, RFS Holdings retains its right (but is not obligated) to invoke the remainder of condition (g) in case it shall not have been waived or satisfied.

                A holder of ABN AMRO ordinary shares held through an admitted institution of Euroclear Nederland (such institution, an “Admitted Institution”) may tender its shares through its Admitted Institution.  The Admitted Institution may set an earlier deadline for acceptance in order for the Admitted Institution to communicate acceptances to the Dutch exchange agent, Fortis Bank (Nederland) N.V. (the “Dutch exchange agent”), in a timely manner and a holder should contact the Admitted Institution through which it holds ABN AMRO ordinary shares to obtain information about the deadline.  A holder of ABN AMRO ordinary shares in registered form may tender its shares by completing and returning a Form of Acceptance to the Dutch exchange agent so as to reach the Dutch exchange agent before the expiration of the U.S. Offer.

                A holder of ABN AMRO ADSs held in certificate form, commonly known as American depositary receipts (“ADRs”), may tender such ABN AMRO ADSs to the U.S. exchange agent, The Bank of New York (the “U.S. exchange agent”), by delivering to the U.S. exchange agent a properly completed and duly executed Letter of Transmittal, with any applicable signature guarantees from an eligible guarantor institution, together with the ABN AMRO ADRs evidencing such holder’s ABN AMRO ADSs specified on the face of the Letter of Transmittal, before the expiration of the U.S. Offer.  A holder of ABN AMRO ADSs held through a financial intermediary may tender such ABN AMRO ADSs by instructing the financial intermediary to arrange for a participant of The Depository Trust Company (“DTC”) holding the ABN AMRO ADSs in its DTC account to tender the ABN AMRO ADSs to the DTC account of the U.S. exchange agent through the book-entry transfer facilities of DTC, together with an agent’s message acknowledging that the tendering holder has received and agrees to be bound by the Letter of Transmittal and the Prospectus (or, instead of the agent’s message, the holder may deliver a properly completed and duly executed Letter of Transmittal to the U.S. exchange agent).  Holders should comply with the dates communicated to them by the financial intermediary as they may differ from the dates and times noted in the Prospectus.

                The Prospectus and the related Letter of Transmittal and Form of Acceptance contain important information which should be read carefully before any decision is made with respect to the U.S. Offer.

                Questions and requests for assistance or for copies of the Prospectus, the related Letter of Transmittal and Form of Acceptance and other tender offer materials may be directed to the global information agent, D.F. King & Co. (the “Information Agent”), as set forth below, and copies will be furnished promptly at RFS Holdings’ expense.

                If you have questions, need assistance or require copies of the offer documents, please contact the Information Agent:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor	2 London Wall Buildings, 2nd Floor
New York, NY 10005	London Wall, London EC2M 5PP
Direct Dial: +1 212 269-5550	Direct Dial: +44 (0)20 7920 9700
North American Toll Free Help Line:	European Toll Free Help Line:
1 (800) 848-2998	00 800 5464 5464

September 28, 2007